GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

November 1, 2006

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of October, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

11/6

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Acquires Gold Property in Sonora, Mexico and Reports Encouraging Results	October 11, 2006
(b)	General Minerals Corporation Announces Termination of the Joint Venture on the Monitor Copper-Silver Property	October 12, 2006
2.	**Other Material Documents**	
(a)	Material Change Report	October 17, 2006
3.	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(b)	All material documents referred to under Item 2	

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-17

General Minerals Corporation Acquires Gold Property in Sonora, Mexico and Reports Encouraging Results

October 11, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC" or the "Company") is pleased to announce that it has signed an option to purchase agreement on a 160 hectare property, Canasta Dorada, covering an area of exposed gold mineralization and located near Caborca, Sonora, Mexico. **Assays from surface sampling of the exposed rocks include a series of vertical samples along a 34.8 metre long bench in the old-mine cut that average 1.00 gpt gold and at another location, 20.1metres in 6 continuous chip samples averaged 2.94 gpt gold.** Significant gold mineralization has been outlined in an area measuring approximately 180 metres x 375 metres with the average gold grade of the 94 samples collected from this area being 1.0 gpt gold. Silicified and veined low angle structures within dirty sandstone, shale, and felsic intrusives are exposed within the area. The mineralized zone is exposed over a vertical thickness of approximately 45-50 metres within the 180 metre x 375 metre area.

Results of the initial sampling program include the following results from the old-mine cut:

Sample Nos.	Sample Length (Metres)	Gold (gpt)
115033	0.9	4.64
115005	1.8	1.61
115007	1.8	2.03
115032	1.2	1.52
115055	2.1	3.38
115053	1.2	2.59
115082	1.8	4.20
115054	2.4	3.61
115052	3.0	2.28
115008	3.7	3.45
115009-10	5.5	2.72
115040-43	13.1 metres in 4 continuous chip samples	0.90
115034-37 and 115044-45	20.1 metres in 6 continuous chip samples	2.94
115015-25	34.8* metres long bench represented by 11 vertical 1-3 metre samples	1.00
115065	3x3 metre panel	1.50
115073	3x3 metre panel	1.95
115074	3x3 metre panel	1.60
115076	3x3 metre panel	2.75
115071	3x3 metre panel	0.76

*The 34.8 metres are made up of 11 vertical chip samples, with lengths ranging from 1.2 to 2.4 metres (average length was 2.0 metres) that were collected along a 34.8 metre-long bench in the old-mine cut. The results averaged 1.00 gpt gold.

The Company believes that there is good potential for the mineralization in the sampled area to be more extensive both laterally and vertically. Initial mapping suggests that the mineralized zone is open in all directions under alluvial gravels or within down dropped structural blocks.

GMC geologists have collected a total of 106 samples on the prospect. The results of this sampling effort have outlined a large area of potentially ore grade mineralization. Sampling has concentrated on collecting chip samples over lengths ranging from 1 to 5 metres from the old-mine cut which was the site of limited mining activity in 1980. A second area of mineralization has been identified 850 metres south-southeast of the old-mine cut which shows evidence of dry-wash placer mining. Rock chip samples from this area have returned values as high as 0.58 gpt gold.

The Canasta Dorado concession is located in the particularly enriched gold province extending from southern California through northern Sonora along the proposed Mojave-Sonora Megashear. Mines in this well established trend include Mesquite (5,000,000 oz), Picacho (500,000 oz), and Padre-Madre in the Yuma area of extreme southwestern Arizona and southeast California, and La Cholla (350,000 oz), La Herradura (3,000,000 oz), and Chanate (+500,000 oz) in the Caborca region of northwest Sonora, Mexico.

Surface exploration within the Canasta Dorada property will continue through the end of the year in preparation for a drilling program.

Assays were performed by fire assay on a 50 g sample by ALS Chemex in Vancouver, BC. The ALS Chemex laboratories in North America are all registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Quality Registrars. In addition to this ISO registration, ALS Chemex's Vancouver laboratory has received ISO 17025 accreditation from the Standards Council of Canada. The Qualified Person on the project is Randall Moore, VP North American Exploration.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. The nature, timing and extent of the exploration program may materially change from current intentions for a number of reasons. Additionally, "forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," "potential" "interpretation" and similar expressions. These forward-looking statements, including statements regarding the Company's beliefs in the potential mineralization, are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-18

General Minerals Corporation Announces Termination of the Joint Venture on the Monitor Copper-Silver Property

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

October 12, 2006

General Minerals Corporation ("GMC" or the "Company") announces that it has received notice from Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, that TCAI is terminating its agreement on the Monitor copper-silver property located in southern Arizona. TCAI completed a program in 2005 that included geological mapping, sampling and a geophysical survey. A six-hole, 1,160 metre diamond drill program was completed in January of this year with inconclusive results.

GMC will review the Monitor information when it is received from TCAI. The Company believes that the property has untested potential for porphyry copper mineralization. The Company plans to show the property to other prospective joint venture partners.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, one in Chile and five in Mexico. The target mineralization at these sixteen properties is copper, silver and gold. The Company currently has two properties that are under option to major mining companies:

Escalones, Copper – Gold Porphyry Prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;

Markham Wash, Copper – Molybdenum Porphyry Prospect (USA) with TCAI.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations and intentions which may change for a number of reasons. Forward-looking statements may include words such as "plans," "intends," "believes" and similar expressions. These forward-looking statements, including statements regarding the Company's beliefs in the untested potential mineralization and the Company's plans with respect to the Monitor property, are based on current expectations and entail various risks and uncertainties. Actual results and plans may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties arise, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

GENERAL MINERALS CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. **Date of Material Change**

October 9, 2006

Item 3. **News Release**

A press release was issued on October 12, 2006.

Item 4. **Summary of Material Change**

General Minerals Corporation ("**GMC**") announced that it has received notice from Teck Cominco American Incorporated ("**TCAI**"), a wholly owned subsidiary of Teck Cominco Limited, that TCAI is terminating its agreement on the Monitor copper-silver property located in southern Arizona (the "**Property**").

Item 5. **Full Description of Material Change**

See press release attached as Schedule "A".

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted in respect of the material change.

Item 8. **Executive Officer**

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 8. **Date of Report**

October 16, 2006

Schedule "A"

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-18

General Minerals Corporation Announces Termination of the Joint Venture on the Monitor Copper-Silver Property

October 12, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC" or the "Company") announces that it has received notice from Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, that TCAI is terminating its agreement on the Monitor copper-silver property located in southern Arizona. TCAI completed a program in 2005 that included geological mapping, sampling and a geophysical survey. A six-hole, 1,160 metre diamond drill program was completed in January of this year with inconclusive results.

GMC will review the Monitor information when it is received from TCAI. The Company believes that the property has untested potential for porphyry copper mineralization. The Company plans to show the property to other prospective joint venture partners.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, one in Chile and five in Mexico. The target mineralization at these sixteen properties is copper, silver and gold. The Company currently has two properties that are under option to major mining companies:

Escalones, Copper – Gold Porphyry Prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;

Markham Wash, Copper – Molybdenum Porphyry Prospect (USA) with TCAI.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations and intentions which may change for a number of reasons. Forward-looking statements may include words such as "plans," "intends," "believes" and similar expressions. These forward-looking statements, including statements regarding the Company's beliefs in the untested potential mineralization and the Company's plans with respect to the Monitor property, are based on current expectations and entail various risks and uncertainties. Actual results and plans may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties arise, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com